Exhibit 99.1

IAO KUN GROUP HOLDING COMPANY LIMITED ANNOUNCES
FINAL 2015 ANNUAL CASH DIVIDEND

Hong Kong, China – June 27, 2016 – Iao Kun Group Holding Company Limited (“IKGH” or the “Company”) (NASDAQ: IKGH), which operates through its subsidiaries and related promotion entities that act as VIP room gaming promoters and a collaborator, previously announced that its Board of Directors had authorized a regular semi-annual dividend each year after the release of the Company’s financial results for the six months ending June 30, and, for each year after the release of the Company’s year-end financial results, an amount per outstanding ordinary share equal to (i) 15% of the Company’s non-GAAP net income for the most recently completed fiscal year less the amount paid pursuant to the six-month dividend (which was $0.014 per outstanding ordinary share for the six months ended June 30, 2015), divided by (ii) the number of ordinary shares outstanding on the record date for such dividend (the “Annual Dividend”).

The Company today announced the 2015 Annual Dividend will be $0.008 per ordinary share outstanding as of July 8, 2016 and that the payment date will be July 20, 2016.

About Iao Kun Group Holding Company Limited

IKGH is a holding company which operates through its subsidiaries and related promotion entities that act as VIP room gaming promoters and a collaborator, and is entitled to receive all of the profits of the VIP gaming promoters and a collaborator from VIP gaming rooms. IKGH’s VIP room gaming promoters and collaborator currently participate in the promotion of five major luxury VIP gaming facilities in Macau, China, the largest gaming market in the world. One VIP gaming room is located at the top-tier 5-star hotel, the StarWorld Hotel & Casino in downtown Macau, and another is located in the luxury 5-star hotel, the Galaxy Macau™ Resort in Cotai, each of which is operated by Galaxy Casino, S.A. Additional VIP gaming rooms are located at the Sands Cotai Central and City of Dreams Macau, both in Cotai, and Le Royal Arc Casino, located in NAPE, Downtown Macau. IKGH recently started trial operations to the Australian casinos (Crown Perth Casino in Perth, Australia and the Crown Melbourne Casino in Melbourne, Australia) to gain a greater understanding of the preferences of its junket agents and VIP players and the logistics of the market.

Forward Looking Statements

This press release includes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Forward looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of IKGH’s management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements.

Contact

Ryan Yip

+853 2782 3425

ryany@ikghcl.com